Mail Stop 3561

January 29, 2010

Via Fax & U.S. Mail

Mr. Arnold Tinter
Chief Financial Officer
90 Madison Street, Suite 700
Denver, Colorado 80206

> **Re:**   **Spicy Pickle Franchising, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 30, 2009**
> **File No. 000-53000**

Dear Mr. Tinter:

We have reviewed your response letter dated January 20, 2010 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-Q for the quarter ended September 30, 2009

Note 7. Stockholders' Equity

1. We note from your response to our prior comment 5 that based on an offer made to all preferred shareholders, the holders of 236.88 shares elected to convert their

shares at a rate of $0.425 per share and others elected partial cash redemption and partial conversion at $1.25 per share. Please tell us how you considered this redemption and induced conversion in your EPS calculation. We believe that the fair value of all securities and other consideration transferred in the transaction to the holders of the convertible preferred stock over the fair value of securities issuable pursuant to the original conversion terms should be subtracted from net earnings to arrive at net earnings available to common shareholders in the calculation of earnings per share. Please advise or revise accordingly. See guidance in EITF Topic D-42 (FASB ASC 260-10-S99).

2. We note from your response to our prior comment 6 that as a result of the modification of the exercise price and expiration date of the warrants, you calculated the value of the warrants as reissued and adjusted the amount shown on the balance to reflect the recalculated value. Please explain to us how you calculated or determined the value of the warrants as reissued, including the nature of all significant assumptions used in your calculation. Also, please tell us the amount of the adjustment that was made and the accounts that were affected.

3. We note from your response to our prior comment 7 that you have determined that the appropriate value of shares should be $12,300 at the time of the agreement, resulting in a gain of $34,061. As it appears that this gain is material to the quarter in which the transaction occurred (three months ended March 31, 2009) please tell us if you intend to amend the Form 10-Q for the three months ended March 31, 2009 to record this gain. If you do not believe you need to amend the Form 10-Q please explain to us why you are not required to do so. Include in your response your quantitative and qualitative materiality assessment of the $34,061 adjustment.

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You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(303) 329-3819